DATA443 RISK MITIGATION, INC.
101 J Morris Commons Ln, Suite 105
Morrisville, NC 27560-8884
919-526-1070

September 25, 2020

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Claire DeLabar and Robert S. Littlepage

Re:	Data443 Risk Mitigation, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed April 17, 2020
File No. 000-30542

Ms. DeLabar and Mr. Littlepage:

On behalf of Data443 Risk Mitigation, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2020 (the “Comment Letter”), relating to the above-referenced Annual Report on From 10-K for the year ended December 31, 2019 (the “10-K”). We are concurrently filing this letter via EDGAR.

Set forth below in bold are the comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter, and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to the respective comment. Defined terms used herein though not otherwise defined herein have the same meanings ascribed to such terms in the 10-K.

Financial Statements

Note 3: Intellectual Property, page 39

1.	We note that your [sic] acquired certain assets collectively known as DataExpressTM on September 16, 2019 for a total purchase price of $2.8 million. We also note in the Form 8-K dated September 16, 2019 that the certain assets acquired included intellectual and related intangible property including applications and associated software code and trademarks; transferred accounts receivables, including assumed contrasts of existing customers and the books and records of the DMBGroup for the previous two year period; transferred equipment; cash and goodwill along with assumed liabilities. Please revise to provide all disclosures required pursuant to ASC 805-10-50-2. Also, please amend the Form 8-K to provide financial statements required pursuant to Rule 8-04 of Regulation S-X and Article 11 pro forma financial information required by Item 9.01(a) of Form 8-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company recognizes that the Form 8-K dated September 16, 2019 (the “8-K”) implied that the acquisition was a business acquisition. During the preparation of the 10-K the Company’s auditor, TPS THAYER, LLC (formerly known as THAYER O’NEAL COMPANY, LLC (“TPS”), undertook a thorough review of the acquisition. TPS concluded that the transaction was an asset acquisition and not a business acquisition.

Securities and Exchange Commission

September 25, 2020

It is also important to note that TPS maintained its independence as the Company’s auditor and did not perform any accounting functions for the Company. Rather, the Company provided TPS with all information and documentation regarding the subject acquisition and determined it was an asset acquisition. For purposes of the 10-K, TPS required that the Company treat the acquisition as an asset acquisition. TPS further concluded that the Company actually acquired one asset and not stand alone separate assets. As such, and as you will note in the financials contained in the 10-K, the audited financials confirmed by TPS assigned the entire acquisition value to the single asset as intellectual property.

We agree that ASC 805-10-50-2 provides the appropriate guidance for treatment. ASC 805-10-50-2 states, in pertinent part:

If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.

The pertinent facts of the subject acquisition are summarized as follows:

a.	The Company acquired one identifiable asset; the software and related components.

b.	The software acquired is referred to as the DXOP/DXNS software.

c.	The various items of equipment the Company acquired as part of the acquisition was limited to old (outdated and not useful) computer hardware, all of which was assigned a fair market value of -0-.

d.	As part of the acquisition of the software, the Company acquired the trademarked named, DataExpress.

e.	The DataExpress name (trademark) cannot be separated from the acquired software.

f.	As part of the acquisition the Company also (1) acquired limited, specifically identified outstanding accounts receivable; and, (2) assumed limited, specifically identified liabilities, both (all) of which were directly related to existing DataExpress clients which were using the software acquired by the Company.

g.	As consideration for the acquisition, the Company issued shares of its common stock; issued its promissory note; paid cash, and assumed the above mentioned liabilities.

Based upon the above, and in express reliance upon TPS, the Company acknowledges the concern of the Staff, and respectfully advises the Staff that the Company correctly treated the subject acquisition as an asset acquisition of a singular asset, and not an acquisition of a business. There were no separate inputs or units acquired, and all assets acquired had to work together or there would be no asset. The Company only acquired what it needed for the asset to generate revenue going forward. The Company respectfully takes the position that no amendment to the 8-K or the 10-K is required.

Securities and Exchange Commission

September 25, 2020

2.	We note that you recorded an impairment loss of $1,328,638 during the year ended December 31, 2019. Please expand the disclosure on page 40 in MD&A to explain the reason for the amount and timing of the impairment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that there was adequate disclosure of the impairment loss in the 10-K. In order to address the Staff’s concern, and to more fully address the reason for the amount and timing of the impairment, the Company respectfully requests that rather than filing an Amended 10-K, the following language will be contained in the 10-Q to be filed by the Company for the period ending September 30, 2020:

During the year ended December 31, 2019 and 2018, the Company recorded impairment loss of $1,328,638 and $46,800, respectively. During the year ended December 31, 2019, we determined that the carrying value of DataExpress™ exceeded its fair value at the measurement date, requiring step two in the impairment test process. The fair value of DataExpress™ was determined primarily using an income approach based on the present value of discounted cash flows. We determined the implied fair value of the intellectual property was substantially below the carrying value of the asset. Accordingly, we recognized an impairment loss of $1,328,638. This was based upon the following facts: (i) impairment loss is the difference of the acquisition cost for DataExpress™ and the estimated fair value of DataExpress™; (ii) DataExpress™ fair value was determined using an income approach model; (iii) fair value of consideration paid by the Company was $2,716,689 at acquisition date; (iv) December 31, 2019 book value (after amortization) was $2,490,298; (v) fair value of DataExpress™ at December 31, 2019 valuation date was determined to be $1,161,660; and, (vi) December 31, 2019 impairment loss was $1,328,638 (book value less estimated fair value of DataExpress™).

The above language will be referenced twice in the Company’s 10-Q for September 30, 2020; (i) in the MD&A section; and, (ii) in the Footnotes to the financials.

On behalf of the Company, we hope that the foregoing has been responsive to the Staff’s comments. If it would expedite the review of the information provided herein, we would be happy to convene a conference call with TPS. Thank you for your consideration.

Very truly yours;

DATA443 RISK MITIGATION, INC.

/s/ Jason Remillard
JASON REMILLARD;
President & Chief Financial Officer